SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Golar LNG Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y2745C102
(CUSIP Number)

Georgina Sousa Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08 Bermuda +1 (441) 295-4705

with a copy to: Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2745C102

1	Name of Reporting Person Golar LNG Limited
2	Check the appropriate box if a member of a group*	(a) ☐ (b) ☑
3	SEC use only
4	Source of Funds	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Bermuda
Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 1,668,096 common units*
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,668,096 common units*
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by the Reporting Person: 1,668,096 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	3.7%**
14	Type of Reporting Person	CO

*     The Reporting Person also owns 15,949,831 subordinated units representing limited partner interests in Golar LNG Partners LP, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, as amended.  The Reporting Person also owns a 2.0% general partner interest in Golar LNG Partners LP.

**   Calculation of percentage based on a total of 45,663,096 common units outstanding as disclosed in the prospectus supplement filed by Golar LNG Partners LP on January 12, 2015.

CUSIP No. Y2745C102

SCHEDULE 13D

The Reporting Person is hereby filing this Amendment No. 4 to Schedule 13D (this "Statement") to report that the Reporting Person sold 7,170,000 common units representing limited partnership interests (the "Common Units") of Golar LNG Partners LP (the "Partnership") in an underwritten public offering.

Item 1.  Security and Issuer.

This Statement is being filed with respect to the Common Units. The address of the principal executive offices of the Partnership is:

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

Item 2.  Identity and Background

(a., b., c. and f.) This Statement is being filed on behalf of: Golar LNG Limited, a limited company organized under the laws of Bermuda (the “Reporting Person”), which is the record holder of approximately 3.7% of the Partnership's Common Units and 100.0% of the Partnership's subordinated units representing limited partner interests, based on the number of Common Units and subordinated units (as applicable) outstanding as disclosed in the prospectus supplement filed by Golar LNG Partners LP on January 12, 2015.  World Shipholding Ltd., Greenwich Holdings Ltd., John Fredriksen, and C.K. Limited are no longer Reporting Persons, as described in the Schedule 13D/A Amendment No. 3 filed January 22, 2014 by the Reporting Person, World Shipholding Ltd., Greenwich Holdings Ltd., John Fredriksen and C.K. Limited, with respect to Common Units.  Such entities ceased to be deemed beneficial owners of Common Units held by the Reporting Person by virtue of such entities’ sale of common shares they owned of the Reporting Person in September 2014.

(i) The address of the Reporting Person's principal place of business is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The principal business of the Reporting Person is to engage in the acquisition, ownership, operation and chartering of LNG carriers and floating storage and regasification units through its subsidiaries and the development of natural gas liquefaction projects.

CUSIP No. Y2745C102

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Reporting Person is set forth below. Unless otherwise indicated, the present principal occupation of each person is with the Reporting Person. If no business address is given, the director's or executive officer's business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.

Frank Chapman	Chairman	Mr. Chapman is a citizen of the United Kingdom.

Tor Olav Trøim	Director	Mr. Trøim also serves as the Chairman of the board of directors of Golar LNG Partners LP. Mr. Trøim is a citizen of Norway.

Kate Blankenship	Director
Ms. Blankenship's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda.  Ms. Blankenship also serves as a Director of Frontline Ltd., Seadrill Limited, Ship Finance International Limited, Golden Ocean Group Limited, Independent Tankers Corporation, North Atlantic Drilling Limited and Seadrill Partners LLC. Ms. Blankenship is a citizen of the United Kingdom.

Georgina Sousa	Director
Ms.Sousa's  principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Ms. Sousa also serves as a Director of Frontline Ltd., Frontline 2012 Ltd., Golden Ocean Group Limited and North Atlantic Drilling Limited.  Ms. Sousa is a citizen of the United Kingdom.

Hans Petter Aas	Director
Mr. Aas is Chairman of Ship Finance International and is a director of the Knightsbridge Shipping Ltd., DeepSea Supply Ltd., Gearbulk Holding AG, Knutsen NYK Offshore Tankers AS, Knutsen NYK Offshore Partners Ltd., Solvang ASA, and Golar LNG Partners LP.  Mr. Aas is a citizen of Norway.

Doug Arnell	Chief Executive Officer of Golar Management Limited.	Mr. Arnell is a citizen of Canada.

Brian Tienzo	Chief Financial Officer of Golar Management Limited.	Mr. Tienzo is a citizen of the United Kingdom.

Oistein Dahl	Chief Operating Officer and Managing Director of Golar Wilhelmsen	Mr, Dahl is a citizen of Norway.

Hugo Skar	Vice President of Project Management	Mr. Skar is a citizen of Norway.

CUSIP No. Y2745C102

(d. and e.) To the best knowledge of the Reporting Person, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration

There are no material changes from the Schedule 13D/A filed with the U.S Securities and Exchange Commission (the "Commission") on January 22, 2014.

Item 4.  Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units it owns depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of the Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on January 22, 2014.

Item 5.  Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of common units beneficially owned by the Reporting Person (on the basis of a total of 45,663,096 common units outstanding as disclosed in the prospectus supplement filed by Golar LNG Partners LP on January 12, 2015), are as follows:

a)	Amount beneficially owned: 1,668,096	Percentage: 3.7%
b)	Number of Common Units to which Golar LNG Limited has:

i.	Sole power to vote or to direct the vote: 1,668,096

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 1,668,096
iv.	Shared power to dispose or to direct the disposition of: 0

(c.) To the best knowledge of the Reporting Person, no transactions were effected by the persons enumerated in Item 2 during the past 60 days other than the transactions described herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Units beneficially owned by the Reporting Person.

(e.) Not applicable.

CUSIP No. Y2745C102

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 14, 2015, the Reporting Person sold 7,170,000 Common Units in an underwritten public offering pursuant to an underwriting agreement dated January 9, 2015, among Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Goldman, Sachs & Co., the Partnership, Golar GP LLC, Golar Partners Operating LLC and the Reporting Person (the "Underwriting Agreement").  The Underwriting Agreement is incorporated by reference in Exhibit F.

Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on January 22, 2014.

Item 7.  Material to be Filed as Exhibits.

Exhibit A
First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, dated as of April 13, 2011 (incorporated by reference to Exhibit 1.2 of the Annual Report on Form 20-F of Golar LNG Partners LP that was filed with the Securities and Exchange Commission on April 27, 2012).

Exhibit B
Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, dated as of December 13, 2012 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 6-K of Golar LNG Partners LP that was filed with the Securities and Exchange Commission on January 11, 2013).

Exhibit C
Unit Purchase Agreement dated July 10, 2012 (incorporated by reference to Exhibit C of the Schedule 13D/A of Golar LNG Limited that was filed with the Securities and Exchange Commission on November 21, 2012).

Exhibit D
Unit Purchase Agreement dated November 1, 2012 (incorporated by reference to Exhibit D of the Schedule 13D/A of Golar LNG Limited that was filed with the Securities and Exchange Commission on November 21, 2012).

Exhibit E
Unit Purchase Agreement dated January 30, 2013 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of Golar LNG Partners LP that was filed with the Securities and Exchange Commission on February 5, 2013).

Exhibit F
Underwriting Agreement dated January 9, 2015 (incorporated by reference to Exhibit 1.1 of the Current Report on Form 6-K of Golar LNG Partners LP that was filed with the Securities and Exchange Commission on January 14, 2015).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 23, 2015

GOLAR LNG LIMTED

By:	/s/ Doug Arnell
Name:	Doug Arnell
Title:	Principal Executive Offier